UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cosi, Inc. (Name of Issuer) Common Stock (Title of Class of Securities) 22122P101 (CUSIP Number)

Elliot Press Katten Muchin Rosenman LLP 575 Madison Avenue New York, NY 10022 (212) 940-6348	John E. Denneen Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151 (212) 508-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2013

(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box   [   ]

        Note:   Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 22122P101

1	NAME OF REPORTING PERSON
Royce & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,288,441 Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,288,441 Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,288,441 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.12%
14	TYPE OF REPORTING PERSON* IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

The Schedule 13D filed on November 9, 2011 by Royce & Associates, LLC, a Delaware limited liability company (the "Reporting Person"), with respect to the shares of Common Stock ("Common Stock") of Cosi, Inc. (the "Company"), a corporation organized under the laws of the State of Delaware is hereby amended by this Amendment No. 1.  Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D, as amended.

Item 2.	Identity and Background
Schedule I to the Schedule 13D is amended and restated as set forth on Schedule I attached hereto.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended to include the following:
The source of funds for the Reporting Person was the working capital of one of the Reporting Person’s client accounts, Royce Value Plus Fund (“RVP”).

This Amendment No. 1 is being filed as a result of the open market sale of 420,000 shares of Common Stock beneficially owned by the Reporting Person and held in one of its client accounts, RVP, in various transactions effected between June 12, 2013 and October 9, 2013, for aggregate sale proceeds of $911,443.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is amended and restated as follows:
The Reporting Person has acquired the shares of the Company reported herein for investment purposes.

The Reporting Person intends to closely scrutinize and monitor developments at the Company and may communicate with members of management, the Board or other third parties on matters that the Reporting Person deems relevant to its investment in the Company, including, without limitation concerning the Company's performance and alternatives that could maximize shareholder value for all of the Company's shareholders.

The Reporting Person intends to monitor the market price for shares of Common Stock with a view toward disposing additional shares on the open market, in privately negotiated transactions or otherwise at prices deemed favorable by the Reporting Person.

Except as set forth above, at the present time the Reporting Person has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.
Items 5(a), 5(b), 5(c), 5(d) and 5(e) of the Schedule 13D are amended and restated to read as follows:

(a)  The aggregate percentage of the outstanding Common Stock of the Company reported owned by the Reporting Person is based upon 18,098,107 shares of Common Stock of the Company outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended July 1, 2013.
As investment manager for RVP, the Reporting Person may be deemed to beneficially own the 1,288,441 shares held by RVP.  Such shares represent approximately 7.12% of the outstanding Common Stock of the Company.

(b)  By virtue of the Reporting Person's position as investment manager for RVP, the Reporting Person may be deemed to possess the sole power to vote and dispose of the shares of Common Stock held by RVP.

(c) In the 60 days prior to the date of filing of this statement, the Reporting Person effected the following sales of the Common Stock of the Issuer, which were effected in the open market and not previously reported on any Schedule 13D filing: (i) 20,000 shares at $2.2853 per share on October 1, 2013; (ii) 25,000 shares at $2.2156 per share on October 2, 2013; (iii) 15,000 shares at $2.2100 per share on October 3, 2013; (iv) 20,000 shares at $2.1870 per share and 20,000 shares at $2.2493  per share on October 4, 2013; (v) 23,735 shares at $2.3294 per share and 53,500 shares at $2.3423  per share on October 7, 2013; (vi) 22,765 shares at $2.2017 per share and 50,000 shares at $2.200  per share on October 8, 2013 and 40,000 shares at $2.1784 per share on October 9, 2013.

(d)  RVP has the right to receive, and the power to direct the receipt of dividends from, the proceeds from the sale of the shares reported herein that are held by RVP.  RVP has an interest in approximately 7.12% of the Company's Common Stock.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 1.   Executive Officers of Legg Mason (Item 4A of Legg Mason's Annual Report of Form 10-K filed on May 24, 2013 is incorporated herein by reference.)

Exhibit 2.   Board of Directors of Legg Mason (the Section entitled "ELECTION OF DIRECTORS" in the Annual Proxy Statement on Form DEF 14A filed by Legg Mason on June 12, 2013 is incorporated herein by reference.

SIGNATURE

        After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2013

ROYCE & ASSOCIATES, LLC

By: /s/ Daniel A. O’Byrne Name: Daniel A. O’Byrne Title: Vice President

Schedule I

Executive Officers and Managers

ROYCE & ASSOCIATES, LLC

        The name and present principal occupation or employment of each of the executive officers and members of the Board of Managers of ROYCE & ASSOCIATES, LLC is set forth below.

Name	Present Principal Occupation and Employment	Business Address

Charles M. Royce President and Member of Board of Managers of Royce & Associates, LLC	President and Co-Chief Investment Officer of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
John D. Diederich Chief Operating Officer, Chief Financial Officer, Managing Director and Member of the Board of Managers of Royce & Associates, LLC	Chief Operating Officer and Chief Financial Officer of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
Peter H. Nachtewy Member of the Board of Managers of Royce & Associates, LLC	Chief Financial Officer of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
Jeffrey A. Nattans Member of the Board of Managers of Royce & Associates, LLC	Executive Vice President of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
F. Barry Bilson Member of the Board of Managers of Royce & Associates, LLC	Senior Vice President of Legg Mason, Inc.	100 International Drive Baltimore, MD 21202-1099
Jack E. Fockler, Jr. Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
W. Whitney George Managing Director and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151
Daniel A. O'Byrne Principal and Vice President of Royce & Associates, LLC	Vice President of Royce & Associates, LLC	745 Fifth Avenue New York, NY 10151